July 27, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited Amendment No. 1 to Registration Statement on Form F-1 Filed July 13, 2023 File No. 333-273093

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 21, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1/A (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors, page 23

1. We note that you are currently conducting a Phase Ib trial for your Liraglutide Sublingual candidate in Hong Kong and are planning to pursue regulatory approval for this candidate in the United States. Please include a risk factor discussing the potential risks related to conducting trials in a foreign jurisdiction. Your risk factor should highlight the risk that the FDA may not accept data from your trials conducted in a foreign jurisdiction or may require you to conduct additional trials.

Response:

Responsive to the Staff’s comments, we have included a risk factor titled, “We have conducted, or plan to conduct, clinical studies for Liraglutide Sublingual and our other product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business” on page 26 of the Revised Registration Statement.

Regulations, page 103

2. Please revise to discuss the regulatory environment for your ongoing Phase Ib clinical trial for Liraglutide Sublingual in Hong Kong. Please also include corresponding disclosure for any other foreign jurisdictions you are currently conducting, or planning to conduct, clinical trials within.

Response:

Responsive to the Staff’s comments, we have included disclosure on the regulatory environment for clinical trials in Hong Kong, Australia and the U.S. on page 105 of the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW